Energea Portfolio 2 LLC

9 Cedar Lane

Old Saybrook, CT 06475

August 11, 2020

Sent by Email and Filed Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

barberenameissneri@SEC.GOV

Re:	Energea Portfolio 2 LLC (the “Company”)

Offering Statement on Form 1-A

File No. 024-11259

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 p.m. EST on Thursday, August 13, 2020.

Energea Portfolio 2 LLC By: Energea Global, LLC As Manager By: Michael Silvestrini Michael Silvestrini, Manager By: Christopher Sattler Christopher Sattler, Manager